U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

report of foreign private issuer
pursuant to rule 13a - 16 or 15d-16 of
the securities exchange act of 1934

For the announcement of May 22, 2003

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NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

    a press release issued by the Corporation on May 22, 2003 regarding the announcement of the refinancing of its outstanding credit facilities and credit lines.

Exhibit Index

___________

Exhibit Number Document

     1         Press release issued by Norampac Inc. on May 22, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  NORAMPAC INC.

                  By: CHARLES SMITH
                      CHARLES SMITH
                      VICE-PRESIDENT AND
                      CHIEF FINANCIAL OFFICER

Date: May 28, 2003